PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec shuts down permanently its Smooth Rock Falls pulp mill

Temiscaming, Quebec, December 5, 2006 – Tembec today announced the permanent closure of its market pulp mill located in Smooth Rock Falls, Ontario. The mill had been indefinitely idled at the end of July 2006. After a thorough analysis of the current situation, the Company has concluded that a sustainable and secure long-term operation at this site is not possible. A total of 185 unionized employees and 44 staff will be affected.

“The vintage and scale of this mill and its manufacturing costs relative to global competition, including the availability of affordable fibre, were all key factors in this decision,” said Yvon Pelletier, Tembec Executive Vice President and President of the Pulp Group. ”After thoroughly reviewing current and future economic conditions, we have made the difficult decision to permanently close the mill.”

"Decisions of this nature are never easy to make, and Tembec regrets the impact of today’s announcement on all employees, their families and the Smooth Rock Falls community," said Mr. Pelletier. “Tembec will proceed with the mill’s closure according to applicable laws, regulations and the collective agreement.”

“The Company intends to act in a manner that will ensure that employees receive their severance pay in the next few weeks.,” said Mr. Pelletier. “The Company will also take appropriate measures, including the provision of counselling and support services for affected employees.”

As a result of this announcement, an unusual charge of $31 million relating to pension, severance and other items will be recorded in the quarter ending December 30, 2006.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 9,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations, or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect” and “project” or variations of such words. These statements are based on certain assumptions and analyses by the Company that reflect its experience and its understanding of future developments. Such statements are subject to a number of uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs, and other factors identified in the Company’s periodic filings with securities regulatory authorities in Canada and the United States. Many of these uncertainties are beyond the Company’s control and, therefore, may cause actual actions or results to differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information:	Pierre Brien
Vice President, Communications and Public Affairs
Tel: 819-627-4387